

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

Via E-mail
Tatyana Popova
Chief Executive Officer
Focus Universal, Inc.
8275 S. Eastern Avenue
Suite 200-674
Las Vegas, Nevada 89123

> **Re:** **Focus Universal, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2014**
> **File No. 333-193087**

Dear Ms. Popova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Officers, directors, consultants and advisors are involved in other businesses…, page 10

1.   We note your response to comment 9 in our letter dated January 22, 2014. Please revise your disclosure to clarify what type of business Most Marketing, Inc. is and Ms. Popova's relationship to that entity, and describe more fully the nature of her fiduciary duty to that company and the conflict with her duties to the registrant. Also please clarify what conflicts, actual or potential, exist with respect to your consultants and advisors.

2.   Please revise to provide examples of potential "self-dealing" transactions that could possibly occur due to the overlapping businesses of the company and Most Marketing, Inc.

<u>Liquidity, page 27</u>

3.   Please revise to disclose whether you expect to have sufficient funds to sustain your business for 12 months if you receive the minimum and maximum proceeds from the offering, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
         Eric M. Stein, Esq.
         Szaferman Lakind Blumstein & Blader, PC